Exhibit 99.2

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
AS OF JUNE 30, 2023

CHECK CAP LTD.

CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS AS OF JUNE 30, 2023

CHECK CAP LTD

CONSOLIDATED UNAUDITED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
Assets

Current assets
Cash and cash equivalents	$2,254	$4,090
Restricted cash	350	352
Short-term bank deposit	29,815	37,609
Prepaid expenses and other current assets	838	579
Total current assets	33,257	42,630

Non-current assets
Property and equipment, net	245	1,751
Operating leases	223	1,060
Total non-current assets	468	2,811
Total assets	$33,725	$45,441

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accruals
Trade	$783	$952
Other	675	802
Employees and payroll accruals	1,946	1,261
Other current liabilities	48	56
Operating lease liabilities	83	337
Total current liabilities	3,535	3,408

Non-current liabilities
Royalties provision	-	94
Operating lease liabilities	-	627
Total non-current liabilities	-	721

Shareholders' equity
Share capital, Ordinary shares, 48 NIS par value (18,000,000 authorized shares as of June 30, 2023 and December
31, 2022, respectively; 5,849,216 and 5,844,463 shares issued and outstanding as of June 30, 2023 and December
31, 2022, respectively) (1)	83,728	83,664
Additional paid-in capital	85,075	84,941
Accumulated deficit	(138,613)	(127,293)
Total shareholders' equity	30,190	41,312

Total liabilities and shareholders' equity	$33,725	$45,441

(1) All share amounts have been retroactively adjusted to reflect a 1-for-20 reverse share split.

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022

Research and development expenses, net	$8,151	$7,673	$4,480	$3,545
General and administrative expenses	2,762	3,100	1,583	1,343
Impairment of fixed assets	1,364	-	1,364	-
Operating loss	12,277	10,773	7,427	4,888

Finance Income, net	957	132	549	81
Loss before income tax	11,320	10,641	6,878	4,807

Net loss for the period	$11,320	$10,641	$6,878	$4,807
Loss per share:
Net loss per ordinary share basic and diluted	$1.94	$1.94	$1.18	$0.82

Weighted average number of ordinary shares outstanding - basic and diluted	5,847,392	5,497,548	5,848,565	5,840,089

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(U.S. dollars in thousands, except share and per share data)

	Number of		Additional		Total
	Ordinary		paid-in	Accumulated	shareholders'
	Shares (1)	Amount	capital	deficit	equity

Balance as of January 1, 2023	5,844,463	$83,664	$84,941	$(127,293)	$41,312
Share-based compensation	-	-	156	-	156
Net loss	-	-	-	(4,442)	(4,442)
RSUs vesting	3,375	46	(46)	-	-
Balance as of March 31, 2023	5,847,838	$83,710	$85,051	$(131,735)	$37,026
Share-based compensation	-	-	42	-	42
RSUs vesting	1,378	18	(18)	-	-
Net loss	-	-	-	(6,878)	(6,878)
Balance as of June 30, 2023	5,849,216	$83,728	$85,075	$(138,613)	$30,190

Balance as of January 1, 2022	4,840,089	$68,787	$90,089	$(108,185)	$50,691
Issuance of ordinary shares and warrants in March 2022 registered direct offerings, net of issuance expenses in an amount of $1,150	1,000,000	14,815	(5,965)	-	8,850
Share-based compensation	-	-	250	-	250
Net loss	-	-	-	(5,834)	(5,834)
Balance as of March 31, 2022	5,840,089	$83,602	$84,374	$(114,019)	$53,957
Share-based compensation	-	-	274	-	274
Net loss	-	-	-	(4,807)	(4,807)
Balance as of June 30, 2022	5,840,089	$83,602	$84,648	$(118,826)	$49,424

(1) All share amounts have been retroactively adjusted to reflect a 1-for-20 reverse share split

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

	Six months ended
	June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(11,320)	$(10,641)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	190	159
Impairment of fixed assets	1,364	-
Share-based compensation	198	525
Financial income, net	(323)	(239)
Changes in assets and liabilities items:
Increase in prepaid and other current assets and non-current assets	(255)	(152)
Increase (decrease) in trade accounts payable, accruals and other current liabilities	(270)	320
Increase (decrease) in employees and payroll accruals	686	(293)
Decrease in royalties provision	(94)	(25)
Net cash used in operating activities	$(9,824)	$(10,346)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(83)	(323)
Changes in short-term deposits	8,069	(13,000)
Net cash provided by (used in) investing activities	$7,986	$(13,323)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares in the registered direct offerings, net of issuance expenses	-	8,850
Net cash provided by financing activities	$-	$8,850

Net increase in cash, cash equivalents and restricted cash	(1,838)	(14,819)
Cash, cash equivalents and restricted cash at the beginning of the period	4,442	26,807
Cash, cash equivalents and restricted cash at the end of the period	$2,604	$11,988

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK-CAP LTD.

CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share and per share data)

Supplemental information for Cash Flow:

	Six months ended June 30,
	2023	2022
Supplemental disclosure of non-cash flow information
Purchase of property and equipment included in accounts payable and accrued expenses	-	38
Assets acquired under operating lease	136	167

Supplemental disclosure of cash flow information:
Cash paid for taxes	2	3
Interest received	654	138

The accompanying notes to the consolidated unaudited financial statements are an integral part of them.

CHECK CAP LTD

 NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION

A.	General

(1)	Check-Cap Ltd. (the “Company") was incorporated under the laws of the State of Israel. The registered address of its offices is 29 Abba Hushi Avenue, Isfiya 3009000, Israel.

(2)	The Company has a wholly-owned subsidiary, Check-Cap US, Inc., that was incorporated under the laws of the State of Delaware on May 15, 2015.

(3)
The Company is a clinical stage medical diagnostics company that aimed to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention.

On March 21, 2023, the Company announced that following the Company’s internal assessment of the clinical data collected until such date from its calibration studies, the Company has determined that the most recent efficacy results from the Company’s calibration studies did not meet the goal in order to proceed to the powered portion of the U.S. pivotal study.

The Company further announced that it had adopted a plan of actions that included conducting additional clinical data analysis and approaching the U.S. Food and Drug Administration (“FDA”) to make amendments to the U.S. pivotal study and that the Company is also implementing a cost reduction plan in order to extend its cash runway, and that the initiation of the powered portion of the U.S. pivotal study that was expected in mid-2023 is therefore temporarily postponed.

On June 6, 2023, the Company announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, the Company’s Board of Directors has determined that it is appropriate to pursue strategic options.

In addition, the Company’s Board of Directors approved a reduction in its workforce by approximately 90 percent, to reduce the Company’s cash burn, after which the Company expects to have eight remaining employees. In light of these developments, the Company discontinued the calibration studies and does not plan on commencing the powered portion of its U.S. pivotal study and plans to concentrate its resources on its essential research activities and strategic alternatives.

As a result, the Company recorded a provision in connection with the termination expenses of the employment of Company employees for the employment period following the balance sheet date in the amount of $611 and retention costs for the remaining employees in the amount of $217.

(4)	On February 24, 2015, the Company consummated an Initial Public Offering in the United States concurrently with a private placement.

On August 11, 2016, the Company consummated a registered direct offering of ordinary shares and pre-funded warrants.

On June 2, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On November 22, 2017, the Company consummated a registered direct offering of ordinary shares and a simultaneous private placement of warrants.

On May 8, 2018, the Company consummated an underwritten public offering of ordinary shares, pre-funded warrants and Series C warrants.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION

A.	General

On February 6, 2019, the Company consummated a registered direct offering of ordinary shares and warrants.

In February 2020, the Company consummated a private placement of ordinary shares.

During April and May 2020, the Company consummated three registered direct offerings of ordinary shares and simultaneous private placements of warrants.

On July 27, 2020, the Company consummated a warrant exercise transaction to purchase ordinary shares and a simultaneous private placement of warrants.

During the first quarter of 2021, certain investors exercised their warrants previously issued by the Company.

In July 2021, the Company consummated a registered direct offering of ordinary shares and warrants.

On March 3, 2022, the Company consummated a registered direct offering of ordinary shares and warrants.

The Company's ordinary shares are listed on the NASDAQ Capital Market under the symbol "CHEK".

The consolidated financial statements of the Company as of and for the six months ended June 30, 2023, include the financial statements of the Company and its wholly-owned U.S. subsidiary.

(5)
Since its inception, the Company has devoted substantially all of its efforts to research and development, clinical trials, recruiting management and technical staff, acquiring assets and raising capital. The Company has incurred losses of $11,320 and $10,641 for the six months ended June 30, 2023 and 2022, respectively. As of June 30, 2023, the Company's accumulated deficit was approximately $138,613.

The Company has funded its operations to date primarily through equity financings, sale of its ordinary shares and warrants, the exercise of warrants and other financing transactions and through grants from the Israel Innovation Authority of the Ministry of Economy and Industry.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 1 - GENERAL INFORMATION

A.	General (cont.)

(6)
In early 2020, the World Health Organization declared the rapidly spreading coronavirus disease (COVID-19) outbreak a pandemic. The Company experienced disruptions to its operations as a result of the COVID-19 pandemic including disruptions to the Company’s clinical studies, and as a result, faced delays in its clinical trials. The extent to which the COVID-19 pandemic shall impact the Company’s operations in the future will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

NOTE 2 - CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

The accompanying consolidated unaudited financial statements have been prepared in a condensed format and include the consolidated unaudited financial operations of the Company as of June 30, 2023 and for the six and three month periods then ended, in accordance with U.S. GAAP, relating to the preparation of financial statements for interim periods. Accordingly, the accompanying consolidated unaudited financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete set of financial statements. These consolidated unaudited financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2022 that are included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2023 (the "Annual Report"). In the opinion of management, all adjustments (including adjustments related to the reduction of workforce and discontinuance of the clinical studies) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that may be expected for the year ended December 31, 2023.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies that have been applied in the preparation of the unaudited consolidated financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with the Annual Report.

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 4 - LEASES

The Company leases vehicles and offices under various operating lease agreements.

Following the determination of Company’s Board of Directors on June 6, 2023 to discontinue the Company’s clinical studies (see Note 1 A (3)), on June 8, 2023, the Company terminated its sub-lease agreement in Petach Tikva, and the agreement shall terminate on September 8, 2023. The Company currently does not expect to extend the lease agreement of its offices in Isfiya and Petach Tikva, Israel  that expire on December 31, 2023 and  February 24, 2024, respectively.

According to ASC 842, the changes described above are a triggering event for reassessment of the lease terms and as a result, the lease liability was remeasured as of the reassessment date with an adjustment recorded to the underlying right of use assets.

At June 30, 2023, the Company’s operating lease assets and lease liabilities for operating leases totaled $223 and $83, respectively.

Supplemental cash flow information related to operating leases was as follows:

Six months ended June 30, 2023
Cash payments for operating leases	$223

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of June 30, 2023, the Company’s operating leases had a weighted average remaining lease term of 5 months and a weighted average borrowing rate of 11%. Future lease payments under operating leases as of June 30, 2023 were as follows:

Operating
Leases
Second half of 2023	$130
2024	$3

Total future lease payments	$133
Less imputed interest	(50)
Total lease liability balance	$83

CHECK CAP LTD

NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data)

NOTE 5 - SHARE-BASED COMPENSATION

1.	A summary of the Company's option activity related to options granted to employees, service providers and directors, and related information is as follows:

	For the six months ended June 30, 2023
			Weighted
		Weighted	average
		average	remaining
		exercise price	contractual
	Number	(in $)	life (in years)

Options outstanding at beginning of period	191,892	35.35	8.59
Options granted	903	2.82
Options forfeited and expired	(2,901)	158.58

Options outstanding at end of period	189,894	33.31	8.62

Options exercisable at end of period	73,560	58.77	7.84

2.	A summary of the Company’s restricted stock awards (“RSUs”) activity is as follows:

For the six
months
ended June
30, 2023

Unvested at beginning of period	19,703
Granted	-
Vested	(4,753)
Forfeited	(1,853)
Unvested at end of period	13,097

On January 4, 2023, the Company's Board of Directors resolved to increase the number of ordinary shares of the Company reserved for issuance under the Check-Cap Ltd. 2015 Equity Incentive Plan by an additional 30,000 ordinary shares.

Following the balance sheet date, due to the termination of the employment of Company employees (see Note 1A(3)), an aggregate of 21,759 options and RSUs expired.

NOTE 6 - IMPAIRMENT OF FIXED ASSETS

On June 6, 2023, the Company announced that following a review of its business, resources and capabilities, it is exploring strategic alternatives (see Note 1A(3)).

As a result , due to changes in circumstances that indicate that the carrying amount of an asset (or asset group) may not be recoverable, the Company reviewed its long-lived assets for impairment in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" and determined that the fixed assets are considered to be impaired by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Therefore, the Company recorded an impairment loss of 1,364 for the six months ended June 30, 2023.